

Mail Stop 3233

August 10, 2017

<u>Via E-Mail</u>
Christopher J. Benjamin
President and Chief Executive Officer
Alexander & Baldwin REIT Holdings, Inc.
822 Bishop Street
Honolulu, Hawaii 96813

> **Re: Alexander & Baldwin REIT Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 14, 2017**
> **File No. 333-219274**

Dear Mr. Benjamin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Pro Forma Financial Information

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

(B) Income Taxes, page 83

1. Please tell us, and expand your footnote disclosure to explain, why the election of REIT status results in the recognition of an income tax benefit on a pro forma basis for the year ended December 31, 2016 and quarterly period ended March 31, 2017.

Exhibit Index

2.   Please confirm that you will file executed opinions of counsel prior to the effectiveness of your registration statement regarding the legality of the securities being issued, your qualification as a real estate investment trust for U.S. federal income tax purposes, and the proposed merger's qualification as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or provide us with a detailed analysis as to why such opinions are not required. Please refer to Items 601(b)(5) and (b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3655 with any other questions.

                                        Sincerely,

                                        /s/ Sonia Gupta Barros

                                        Sonia Gupta Barros
                                        Assistant Director
                                        Office of Real Estate and
                                        Commodities

cc: Marc S. Gerber
        Skadden, Arps, Slate, Meagher & Flom LLP